                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                        FOR THE MONTH OF FEBRUARY, 2002.



                                CNH GLOBAL N.V.

                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                              TOWER B, 10TH FLOOR
                               AMSTERDAM AIRPORT
                                THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F       X      Form 40-F
                    -----------            ------------

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes                No        X
               -----------        -----------

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

[CNH LOGO]

                                                                    NEWS RELEASE

CNH SHAREHOLDER MEETING HELD


FOR MORE INFORMATION CONTACT:

JEFFREY T. WALSH Media Relations  (1) 847 955 3939

Lake Forest, IL. (February 4, 2002) CNH Global N.V. (NYSE:CNH) has announced that the shareholders of the company, in an extraordinary general meeting held today, has approved adoption of certain amendments to the articles of association of the company, among which is an increase in the company's authorized share capital to Euro 450 million, divided into 700 million common shares and 300 million preferred shares. In addition, the shareholders have authorized the board of directors to resolve on any future issuance of shares for a period of five years. The shareholder meeting was held at the company's registered offices in Amsterdam, The Netherlands.

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2000 were over $10 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat-Hitachi, Link-Belt, New Holland, and O&K brands.




      / / CNH Global N.V. Global Management Office 100 South Saunders Rd,
              Lake Forest, IL 60045 U.S.A. http://www.cnh.com / /
                                           ------------------

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                         CNH Global N.V.



                                         By: /s/ DEBRA E. KUPER
                                            ------------------------------------
                                                 Debra E. Kuper
                                                 Assistant Secretary



February 5, 2002